Filed Pursuant to Rule 424(b)(2)

Registration No. 333-216286

Pricing Supplement dated December 11, 2018 (To ETF Underlying Supplement dated November 15, 2018, Prospectus Supplement dated November 6, 2018, and Prospectus dated March 28, 2017)

Canadian Imperial Bank of Commerce

Senior Global Medium-Term Notes

$2,200,000 Enhanced Return Notes Linked to the Lowest Performing of the SPDR® S&P® Metals & Mining ETF and the SPDR® S&P® Oil & Gas Exploration & Production ETF due June 15, 2020

•                  The Enhanced Return Notes (the “notes”) are senior unsecured debt securities of CIBC that do not pay interest at a specified rate and do not repay a fixed amount of principal at maturity.

•                  Whether you receive a positive return on your Notes or are repaid the principal amount of your Notes at maturity will each depend upon the Final Price of the lowest performing of the SPDR® S&P® Metals & Mining ETF and the SPDR® S&P® Oil & Gas Exploration & Production ETF (each, a “Reference Asset”) on the Final Valuation Date. The Lowest Performing Reference Asset on the Final Valuation Date is the Reference Asset that has the lowest Percentage Change.

•                  The amount that you will be paid on your notes at maturity will depend on the performance of the Reference Assets, and the amount you receive for each $1,000 principal amount will be calculated as follows:

a.                If the Final Price of the Lowest Performing Reference Asset is greater than or equal to its Initial Price: (A) the principal amount plus (B) the product of (i) principal amount multiplied by (ii) the Percentage Change of the Lowest Performing Reference Asset multiplied by (iii) the Participation Rate of 155%.

b.               If the Final Price of the Lowest Performing Reference Asset is greater than or equal to its Principal Barrier Price, and less than its Initial Price: the principal amount.

c.                If the Final Price of the Lowest Performing Reference Asset is less than its Principal Barrier Price: (A) the principal amount plus (B) the product of the principal amount multiplied by the Percentage Change of the Lowest Performing Reference Asset. In this case, you will lose all or a substantial portion of the principal amount at maturity.

•                  The notes will not be listed on any securities exchange.

•                  The notes will be issued in minimum denomination of $1,000 and integral multiples of $1,000.

The notes are unsecured obligations of the Bank and any payments on the notes are subject to the credit risk of the Bank. The notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation, or any other government agency or instrumentality of Canada, the United States or any other jurisdiction. The notes are not bail-inable notes (as defined on page S-2 of the prospectus supplement).

Neither the Securities and Exchange Commission (the “SEC”) nor any state or provincial securities commission has approved or disapproved of these notes or determined if this pricing supplement or the accompanying underlying supplement, prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in the notes involves risks not associated with an investment in ordinary debt securities. See “Additional Risk Factors” beginning on page PS-8 of this pricing supplement, and “Risk Factors” beginning on page S-1 of the accompanying underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

	Price to Public (Initial Issue Price)(1)	Underwriting Discount(1)(2)	Proceeds to Issuer
Per Note	$1,000	$25	$975
Total	$2,200,000	$55,000	$2,145,000

(1)          Because certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forgo some or all of their commissions or selling concessions, the price to public for investors purchasing the notes in these accounts will be $975.00 per note.

(2)          The total “Underwriting Discount” and “Proceeds to Issuer” specified above reflect the aggregate of the underwriting discounts per Note at the time CIBC established any hedge positions prior to the Trade Date. Jefferies LLC (“Jefferies”) will receive a commission of $25 (2.50%) per $1,000 principal amount of notes. Jefferies may use a portion of its commission to allow selling concessions to other dealers in connection with the distribution of the notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. See “Supplemental Plan of Distribution” on page PS-16 of this pricing supplement.

The initial estimated value of the notes on the Trade Date as determined by the Bank is $964.80 per $1,000 principal amount of the notes, which is less than the price to public. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

We will deliver the notes in book-entry form through the facilities of The Depository Trust Company (“DTC”) on December 14, 2018 against payment in immediately available funds.

Jefferies LLC

ADDITIONAL TERMS OF THE NOTES

You should read this pricing supplement together with the prospectus dated March 28, 2017 (the “prospectus”), the prospectus supplement dated November 6, 2018 (the “prospectus supplement”) and the ETF Underlying Supplement dated November 15, 2018 (the “underlying supplement”).  Information in this pricing supplement supersedes information in the underlying supplement, the prospectus supplement and the prospectus to the extent it is different from that information. Certain capitalized terms used but not defined herein have the meanings set forth in the underlying supplement, the prospectus supplement or the prospectus.

You should rely only on the information contained in or incorporated by reference in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus. This pricing supplement may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus, and in the documents referred to in those documents and which are made available to the public. We have not, and Jefferies has not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

We are not, and Jefferies is not, making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference in this pricing supplement or the accompanying underlying supplement, the prospectus supplement or the prospectus is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this pricing supplement nor the accompanying underlying supplement, the prospectus supplement or the prospectus constitutes an offer, or an invitation on behalf of us or Jefferies, to subscribe for and purchase any of the notes and may not be used for or in connection with an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

References to “CIBC,” “the Issuer,” “the Bank,” “we,” “us” and “our” in this pricing supplement are references to Canadian Imperial Bank of Commerce and not to any of our subsidiaries, unless we state otherwise or the context otherwise requires.

You may access the underlying supplement, the prospectus supplement and the prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

•                  Underlying supplement dated November 15, 2018:https://www.sec.gov/Archives/edgar/data/1045520/000110465918068970/a18-39408_20424b2.htm

•                  Prospectus supplement dated November 6, 2018 and prospectus dated March 28, 2017: https://www.sec.gov/Archives/edgar/data/1045520/000110465918066166/a18-37094_1424b2.htm

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in the underlying supplement, the prospectus supplement and the prospectus. See “Additional Terms of the Notes” in this pricing supplement.

Issuer:	Canadian Imperial Bank of Commerce

Reference Assets:

The SPDR® S&P® Metals & Mining ETF (Bloomberg ticker “XME UP Equity”) (the “XME”) and the SPDR® S&P® Oil & Gas Exploration & Production ETF (Bloomberg ticker “XOP UP Equity”) (the “XOP”) (each, a “Fund”)

Principal Amount:	$1,000 per note

Aggregate Principal Amount:	$2,200,000

Term:	Approximately 18 months

Trade Date:	December 11, 2018

Original Issue Date:	December 14, 2018

Final Valuation Date:

June 8, 2020, subject to postponement as described under “Certain Terms of the Notes—Valuation Dates” in the underlying supplement. For the avoidance of doubt, the Calculation Agent will determine whether a Market Disruption Event exists on the Final Valuation Date, and therefore whether the Final Valuation Date will be postponed, with respect to each Reference Asset independently.

Maturity Date:

June 15, 2020. The Maturity Date may be postponed as described under “Certain Terms of the Notes— Valuation Dates” in the underlying supplement. If the Final Valuation Date is postponed with respect to one or more Reference Assets, the Maturity Date will be postponed by the same number of Business Days as the latest postponed Final Valuation Date.

Payment at Maturity:

The Payment at Maturity will be based on the performance of the Lowest Performing Reference Asset on the Final Valuation Date and will be calculated as follows:

•                  If the Final Price of the Lowest Performing Reference Asset is greater than or equal to its Initial Price, then the Payment at Maturity will equal:

Principal Amount + (Principal Amount x Percentage Change of the Lowest Performing Reference Asset x Participation Rate)

•                  If the Final Price of the Lowest Performing Reference Asset is greater than or equal to its Principal Barrier Price, and less than its Initial Price, then the Payment at Maturity will equal:

Principal Amount

•                  If the Final Price of the Lowest Performing Reference Asset is less than its Principal Barrier Price, then the Payment at Maturity will equal:

Principal Amount + [Principal Amount x Percentage Change of the Lowest Performing Reference Asset]

If the Final Price of the Lowest Performing Reference Asset is less than its Principal Barrier Price, you will suffer a loss of a portion of the principal amount in an amount equal to the Percentage Change of the Lowest Performing Reference Asset. Accordingly, you could lose up to 100% of your initial investment.

Percentage Change:	The “Percentage Change” with respect to each Fund, expressed as a percentage, is calculated as follows: Final Price – Initial Price Initial Price

Principal Barrier Price:

The “Principal Barrier Price” for each Fund is:

•                  With respect to the XME: $19.64 (70% of its Initial Price) (rounded to two decimal places).

•                  With respect to the XOP: $22.08 (70% of its Initial Price) (rounded to two decimal places).

Lowest Performing Reference Asset:	The Lowest Performing Reference Asset is the Reference Asset with the lowest Percentage Change.

Initial Price:	$28.06 with respect to the SPDR® S&P® Metals & Mining ETF and $31.54 with respect to the SPDR® S&P® Oil & Gas Exploration & Production ETF, each of which was its Closing Price on December 7, 2018.

Participation Rate:	155%

Final Price:	For each Fund, its Closing Price on the Final Valuation Date.

Calculation Agent:	Canadian Imperial Bank of Commerce.

CUSIP/ISIN:	CUSIP: 13605WNS6 / ISIN: US13605WNS60

Fees and Expenses:

The price at which you purchase the notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the notes.

HYPOTHETICAL PAYMENT AT MATURITY

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the Final Price of any Fund relative to its Initial Price. We cannot predict the Closing Price of any Fund on the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Funds or return on the notes. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in the notes. The following results are based solely on the assumptions outlined below.  The “Hypothetical Return on the Notes” as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 principal amount to $1,000. The potential returns described below assume that the notes are held to maturity. The following table and examples are based on the following terms:

Principal Amount:	$1,000

Participation rate:	155%

Hypothetical Initial Price of the each Reference Asset:	$100

Hypothetical Principal Barrier Price:	$70 (70% of its Initial Price)

Hypothetical Final Price of the Lowest Performing Reference Asset	Hypothetical Percentage Change of the Lowest Performing Reference Asset	Hypothetical Payment at Maturity	Hypothetical Return on the Notes
$200.00	100.00%	$2,550.00	155.00%
$175.00	75.00%	$2,162.50	116.25%
$150.00	50.00%	$1,775.00	77.50%
$125.00	25.00%	$1,387.50	38.75%
$100.00(1)	0.00%	$1,000.00	0.00%
$90.00	-10.00%	$1,000.00	0.00%
$80.00	-20.00%	$1,000.00	0.00%
$70.00(2)	-30.00%	$1,000.00	0.00%
$60.00	-40.00%	$600.00	-40.00%
$50.00	-50.00%	$500.00	-50.00%
$25.00	-75.00%	$250.00	-75.00%
$10.00	-90.00%	$100.00	-90.00%
$0.00	-100.00%	$0.00	-100.00%

(1)                                 The hypothetical Initial Price of $100 used in these examples has been chosen for illustrative purposes only. The actual Initial Price of the Funds are set forth on page PS-3 of this pricing supplement.

(2)                                 This is the hypothetical Principal Barrier Price of the Lowest Performing Reference Asset.

The following examples indicate how the Payment at Maturity would be calculated with respect to a hypothetical $1,000 investment in the notes.

Example 1: The Percentage Change of the Lowest Performing Reference Asset Is 50.00%.

Because the Final Price of the Lowest Performing Reference Asset is greater than its Initial Price, the Payment at Maturity would equal the principal amount plus the product of (i) the principal amount, (ii) the Percentage Change of the Lowest Performing Reference Asset and (iii) the Participation Rate, calculated as follows:

$1,000 + (Principal Amount of the Lowest Performing Reference Asset x Percentage Change × Participation Rate)

= $1,000 + ($1,000 × 50% × 155%)

= $1,775.00

Example 1 shows that the Payment at Maturity will be an uncapped enhanced return when the Final Price of the Lowest Performing Reference Asset is at or above its Initial Price.

Example 2: The Percentage Change of the Lowest Performing Reference Asset Is -20.00%.

Because the Final Price of the Lowest Performing Reference Asset is less than its Initial Price but greater than its Principal Barrier Price, you would be repaid the principal amount of your Notes at maturity.

Example 2 shows that the Payment at Maturity will equal the principal amount when the Final Price of the Lowest Performing Reference Asset is at or above its Principal Barrier Price but below its Initial Price.

Example 3: The Percentage Change of the Lowest Performing Reference Asset Is -75.00%.

Because the Final Price of the Lowest Performing Reference Asset is less than its Principal Barrier Price, the Payment at Maturity would be the principal amount plus the product of the principal amount and the Percentage Change of the Lowest Performing Reference Asset, calculated as follows:

$1,000 + ($1,000 × Percentage Change of the Lowest Performing Reference Asset)

= $1,000 + ($1,000 × -75.00% )

= $250.00

Example 3 shows that you are exposed on a 1-to-1 basis to any decrease in the price of the Lowest Performing Reference Asset from its Initial Price if its Final Price is less than its Principal Barrier Price.  You may lose up to 100% of your principal amount at maturity.

These examples illustrate that you will not participate in any appreciation of any Fund, and will be fully exposed to a decrease in the Lowest Performing Reference Asset if the Final Price of the Lowest Performing Reference Asset is less than its Principal Barrier Price, even if the Final Price of the other Fund has appreciated or has not declined below its  Principal Barrier Price.

INVESTOR SUITABILITY

The notes may be suitable for you if:

•                  You seek an investment with an uncapped enhanced return linked to the potential positive performance of the Lowest Performing Reference Asset and you believe that the Closing Price of each Fund will be at or above its Initial Price on the Final Valuation Date.

•                  You understand that if the Final Price of the Lowest Performing Reference Asset has declined below its Principal Barrier Price, you will be fully exposed to the decline in such Lowest Performing Reference Asset from its Initial Price and will lose more than 30%, and possibly up to 100%, of the principal amount at maturity.

•                  You understand that the return on the notes will depend solely on the performance of the Reference Asset that is the Lowest Performing Reference Asset on the Final Valuation Date, that you will not benefit in any way from the performance of the better performing Reference Asset, and that the notes are riskier than alternative investments linked to only one of the Funds or linked to a basket composed of the Funds.

•                  You understand and are willing to accept the full downside risks of each Fund.

•                  You do not seek certainty of current income over the term of the notes.

•                  You are willing to forgo dividends or other distributions paid on the Funds.

•                  You are willing to hold the notes to maturity.

•                  You do not seek an investment for which there will be an active secondary market.

•                  You are willing to assume the credit risk of the Bank for any payments under the notes.

The notes may not be suitable for you if:

•                  You believe that the Closing Price of at least one Fund will be below its Principal Barrier Price on the Final Valuation Date.

•                  You are unwilling to accept the risk that the Final Price of the Lowest Performing Reference Asset may decline by more than 30%, and possibly up to 100%, from its Initial Price.

•                  You seek exposure to a single Reference Asset or a basket composed of the Reference Assets rather than exposure to the Lowest Performing Reference Asset.

•                  You do not fully understand the risks inherent in an investment in the notes, including the risk of losing up to 100% of your initial investment.

•                  You seek certainty of current income over the term of the notes.

•                  You want to receive dividends or other distributions paid on the Funds.

•                  You seek a liquid investment or are unable or unwilling to hold the notes to maturity.

•                  You seek an investment for which there will be an active secondary market.

•                  You are not willing to assume the credit risk of the Bank for all payments under the notes.

The investor suitability considerations identified above are not exhaustive. Whether or not the notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the notes in light of your particular circumstances. You should also review “Additional Risk Factors” below for risks related to the notes.

ADDITIONAL RISK FACTORS

An investment in the notes involves significant risks. In addition to the following risks included in this pricing supplement, we urge you to read “Risk Factors” beginning on page S-1 of the accompanying underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus.

The notes do not guarantee any return of principal, you may lose all or a substantial portion of the principal amount of your notes.

The notes do not guarantee any return of principal. The repayment of any principal on the notes at maturity depends on the Final Price of the Lowest Performing Reference Asset. The Bank will only repay you the full principal amount of your notes if the Final Price of the Lowest Performing Reference Asset is equal to or greater than its Principal Barrier Price. If the Final Price of the Lowest Performing Reference Asset is less than its Principal Barrier Price, you will lose 1% of the principal amount for each percentage point that the Final Price of the Lowest Performing Reference Asset is less than its Initial Price. You may lose a substantial portion or all of the principal amount.

The notes do not provide for fixed payments of interest.

No periodic interest will be paid on the notes. However, because it is possible that the notes may be classified for U.S. federal income tax purposes as contingent payment debt instruments rather than prepaid forward contracts, you may be required to accrue interest income over the term of your notes. See “Certain U.S. Federal Income Tax Consequences” in the underlying supplement.

Your return on the notes will depend solely on the performance of the Reference Asset that is the lowest performing Reference Asset on the Final Valuation Date, and you will not benefit in any way from the performance of the better performing Reference Asset.

Your return on the notes will depend solely on the performance of the Reference Asset that is the Lowest Performing Reference Asset on the Final Valuation Date. Although it is necessary for each Reference Asset to close above its respective Principal Barrier Price for you to be repaid the principal amount of your notes at maturity, you will not benefit in any way from the performance of the better performing Reference Asset. The notes may underperform an alternative investment linked to a basket composed of the Reference Assets, since in such case the performance of the better performing Reference Asset would be blended with the performance of the Lowest Performing Reference Asset, resulting in a better return than the return of the Lowest Performing Reference Asset alone. You should not invest in the notes unless you understand and are willing to accept the full downside risks of each Reference Asset.

The payment on the notes is not linked to the price of the Funds at any time other than the Final Valuation Date.

The payment on the notes will be based on the Closing Price of each Fund on the Final Valuation Date. Therefore, for example, if the Final Price of the Lowest Performing Reference Asset declined substantially as of the Final Valuation Date compared to its Principal Barrier Price, the Payment at Maturity may be significantly less than it would otherwise have been had the Payment at Maturity been linked to the Closing Price of the Lowest Performing Reference Asset prior to the Final Valuation Date. Although the actual price of a Fund at other times during the term of the notes may be higher than its Closing Price on the Final Valuation Date, the payment on the notes will not benefit from the Closing Price of such Fund at any time other than the Final Valuation Date.

Payment on the notes is subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes.

The notes are our senior unsecured debt obligations and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus and prospectus supplement, the notes will rank on par with all of our other unsecured and unsubordinated debt obligations, except such obligations as may be preferred by operation of law. Any payment to be made on the notes depends on our ability to satisfy our obligations as they come due. As a result, the actual and perceived creditworthiness of us may affect the market value of the notes and, in the event we were to default on our obligations, you may not receive the amounts owed to you under the terms of the notes. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. See “Description of the Notes We May Offer—Events of Default” in the accompanying prospectus supplement.

The Bank’s initial estimated value of the notes is lower than the initial issue price (price to public) of the notes.

The initial issue price of the notes exceeds the Bank’s initial estimated value because costs associated with selling and structuring the notes, as well as hedging the notes, are included in the initial issue price of the notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s initial estimated value does not represent future values of the notes and may differ from others’ estimates.

The Bank’s initial estimated value of the notes is only an estimate, which was determined by reference to the Bank’s internal pricing models when the terms of the notes were set. This estimated value was based on market conditions and other relevant factors existing at that time, the Bank’s internal funding rate on the Trade Date and the Bank’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater or less than the Bank’s initial estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the market value of the notes could change significantly based on, among other things, changes in market conditions, including the prices of the Funds, the Bank’s creditworthiness, interest rate movements and other relevant factors, which may impact the price at which the agent or any other party would be willing to buy the notes from you in any secondary market transactions. The Bank’s initial estimated value does not represent a minimum price at which the agent or any other party would be willing to buy the notes in any secondary market (if any exists) at any time. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s initial estimated value of the notes was not determined by reference to credit spreads for our conventional fixed-rate debt.

The internal funding rate to be used in the determination of the Bank’s initial estimated value of the notes generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If the Bank were to have used the interest rate implied by our conventional fixed-rate debt, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate for market-linked notes had an adverse effect on the economic terms of the notes, the initial estimated value of the notes on the Trade Date, and could have an adverse effect on any secondary market prices of the notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

Certain business, trading and hedging activities of us, the agent, and our respective affiliates may create conflicts with your interests and could potentially adversely affect the value of the notes.

We, the agent, and our respective affiliates may engage in trading and other business activities related to a Fund or any of its underlying assets that are not for your account or on your behalf. We, the agent, and our respective affiliates also may issue or underwrite other financial instruments with returns based upon a Fund. These activities may present a conflict of interest between your interest in the notes and the interests that we, the agent, and our respective affiliates may have in our or their proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they influence the price of any Fund or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

Moreover, we and our affiliates play a variety of roles in connection with the issuance of the notes, including hedging our obligations under the notes and making the assumptions and inputs used to determine the pricing of the notes and the initial estimated value of the notes when the terms of the notes are set. We expect to hedge our obligations under the notes through the agent, one of our affiliates, and/or another unaffiliated counterparty. Any of these hedging activities may adversely affect the price of a Fund and therefore the market value of the notes and the amount you will receive, if any, on the notes. In connection with such activities, the economic interests of us, the agent, and our respective affiliates may be adverse to your interests as an investor in the notes. Any of these activities may adversely affect the value of the notes. In addition, because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging activity may result in a profit that is more or less than expected, or it may result in a loss. We, the agent, or one or more of our respective affiliates will retain any profits realized in hedging our obligations under the notes even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction. Any profit in connection with such hedging activities will be in addition to any other compensation that we, the agent, and our respective affiliates receive for the sale of the notes, which creates an additional incentive to sell the notes to you. We, the agent, and our respective affiliates will have no obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the notes.

There are potential conflicts of interest between you and the Calculation Agent.

The Calculation Agent will determine, among other things, the amount of payment on the notes. The Calculation Agent will exercise its judgment when performing its functions. For example, the Calculation Agent will determine whether a Market Disruption Event affecting a Fund has occurred, and make a good faith estimate in its sole discretion of the Closing Price for an affected Fund if the Final Valuation Date is postponed to the last possible day, and make certain anti-dilution adjustments with respect to a Fund if certain corporate events occur. See “Certain Terms of the Notes—Valuation Dates” and “—Anti-Dilution Adjustments” in the underlying supplement. This determination may, in turn, depend on the Calculation Agent’s judgment as to whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. The Calculation Agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we will be the Calculation Agent, potential conflicts of interest could arise. Neither we nor any of our affiliates will have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

The performance of a Fund may not correlate with the performance of its Underlying Index as well as the net asset value per share of the Fund, especially during periods of market volatility.

Although a Fund is designed to track the performance of its Underlying Index, the performance of the Fund and that of its Underlying Index generally will vary due to, for example, transaction costs, management fees, certain corporate actions, and timing variances. Moreover, it is also possible that the performance of a Fund may not fully replicate or may, in certain circumstances, diverge significantly from the performance of its Underlying Index. This could be due to, for example, the Fund not holding all or substantially all of the underlying assets included in the Underlying Index and/or holding assets that are not included in the Underlying Index, the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments held by the Fund, differences in trading hours between the Fund (or the underlying assets held by the Fund) and the Underlying Index, or due to other circumstances. This variation in performance is called the “tracking error,” and, at times, the tracking error may be significant.

In addition, because the shares of a Fund are traded on a securities exchange and are subject to market supply and investor demand, the market price of one share of the Fund may differ from its net asset value per share; shares of the Fund may trade at, above, or below its net asset value per share.

During periods of market volatility, securities held by a Fund may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Fund and the liquidity of the Fund may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the Fund. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Fund. As a result, under these circumstances, the market value of shares of the Fund may vary substantially from the net asset value per share of the Fund.

For the foregoing reasons, the performance of a Fund may not match the performance of its Underlying Index over the same period. Because of this variance, the return on the notes, to the extent dependent on the performance of the Fund, may not be the same as an investment directly in the securities, commodities, or other assets included in the Underlying Index or the same as a debt security with a return linked to the performance of the Underlying Index.

An investment in the notes is subject to risks associated with investing in securities with concentration in the metals and mining industry.

All or substantially all of the equity securities held by the XME are issued by companies whose primary lines of business are directly associated with the metals and mining industry. As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting this industry than a different investment linked to securities of a more broadly diversified group of issuers. The metals and mining industry can be significantly affected by international political and economic developments, the success of exploration projects, commodity prices and tax and other government regulations. Companies involved in the metals and mining industry may benefit from government subsidies or certain trade protections. If those subsidies or trade protections are reduced or removed, the profits of such companies may be affected, potentially drastically. In addition, competitive pressures and the cyclical nature of the metal and mining industry may have a significant effect on the financial condition of these companies. These companies are also subject to risks of changes in exchange rates, terrorist attacks, depletion of resources and reduced demand. Such companies are subject to extensive federal, state and local environmental laws and regulations regarding air emissions and the disposal of hazardous materials and may be at risk for environmental damage claims. These factors could affect the metals and mining industry and could affect the value of the equity securities held by the XME and the price of the XME during the term of the notes, which may adversely affect the value of your notes.

An investment in the notes is subject to risks associated with investing in securities with concentration in the oil and gas exploration and production industry.

All or substantially all of the stocks held by the XOP are issued by companies in the oil and gas exploration and production industry. As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting this industry than a different investment linked to securities of a more broadly diversified group of issuers. Issuers in energy-related industries can be significantly affected by fluctuations in energy prices and supply and demand of energy fuels. Markets for various energy-related commodities can have significant volatility, and are subject to control or manipulation by large producers or purchasers. Companies in the energy sector may need to make substantial expenditures, and to incur significant amounts of debt, in order to maintain or expand their reserves. Companies in the oil and gas sector develop and produce crude oil and natural gas and provide drilling and other energy resources production and distribution related services. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for energy products in general. The price of oil and gas, exploration and production spending, government regulation, world events and economic conditions will likewise affect the performance of these companies. Securities of companies in the energy field are subject to swift price and supply fluctuations caused by events relating to international politics, energy conservation, the success of exploration projects, and tax and other governmental regulatory policies. Weak demand for the companies’ products or services or for energy products and services in general, as well as negative developments in these other areas, would adversely impact the XOP’s performance. Oil and gas exploration and production can be significantly affected by natural disasters as well as changes in exchange rates, interest rates, government regulation, world events and economic conditions. These companies may be at risk for environmental damage claims. These factors could affect the oil and gas exploration and production industry and could affect the value of the stocks held by the XOP and the price of the XOP during the term of the notes, which may adversely affect the value of your notes.

The notes will not be listed on any securities exchange or any inter-dealer quotation system, and there may be no secondary market for the notes.

The notes are most suitable for purchasing and holding to maturity. The notes will be new securities for which there is no trading market. The notes will not be listed on any securities exchange or any inter-dealer quotation system. We cannot assure you as to whether there will be a trading or secondary market for the notes or, if there were to be such a trading or secondary market, that it would be liquid.

Under ordinary market conditions, Jefferies or any of its affiliates may (but are not obligated to) make a secondary market for the notes. However, it may cease doing so at any time. Because we do not expect other broker-dealers to participate in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Jefferies or any of its affiliates are willing to transact. If none of Jefferies or any of its affiliates makes a market for the notes, there will not be a secondary market for the notes. Accordingly, we cannot assure you as to the development or liquidity of any secondary market for the notes. If a secondary market in the notes is not developed or maintained, you may not be able to sell your notes easily or at prices that will provide you with a yield comparable to that of similar securities that have a liquid secondary market.

The tax treatment of the notes is uncertain.

Significant aspects of the tax treatment of the notes are uncertain. You should consult your tax advisor about your own tax situation. See “Summary of U.S. Federal Income Tax Consequences” and “Certain Canadian Federal Income Tax Considerations” in this pricing supplement, “Certain U.S. Federal Income Tax Consequences” in the underlying supplement and “Material Income Tax Consequences—Canadian Taxation” in the prospectus.

INFORMATION REGARDING THE FUNDS

The SPDR® S&P® Metals & Mining ETF

The XME is an exchange-traded fund of the SPDR Series Trust, a registered investment company. The SPDR® S&P® Metals & Mining ETF seeks to provide investment results that, before fees and expenses, correspond generally to the total return performance of the S&P® Metals and Mining Select Industry® Index (the “Metals and Mining Index”). The XME is managed by SPDR® Series Trust (the “SPDR Trust”). The XME trades on the NYSE Arca under the ticker symbol “XME.”

Information provided to or filed with the SEC by the SPDR Trust pursuant to the Securities Act and the Investment Company Act can be located by reference to SEC file numbers 333-57793 and 811-08839, respectively, through the SEC’s website at http://www.sec.gov.

As of September 30, 2018, the XME Fund’s ten largest company holdings include: AK Steel Holding Corporation (4.98%), Allegheny Technologies Incorporated (4.91%), Cleveland-Cliffs Inc. (4.89%), United States Steel Corporation (4.69%), Royal Gold Inc. (4.61%), Century Aluminum Company (4.56%), Warrior Met Coal Inc. (4.54%), Freeport-McMoRan Inc. (4.52%), Nucor Corporation (4.51%) and Arch Coal Inc. Class A (4.39%).

The Metals and Mining Index represents the Aluminum, Coal & Consumable Fuels, Copper, Diversified Metals & Mining, Gold, Precious Metals & Minerals, Silver, and Steel sub-industry portions of the S&P Total Markets IndexTM (the “S&P TMI”). The S&P TMI tracks all the U.S. common stocks listed on the NYSE, AMEX, NASDAQ® National Market and NASDAQ Small Cap exchanges. The Metals and Mining Index is a modified equal weight index.

See the XME website at https://us.spdrs.com/en/etf/spdr-sp-metals-mining-etf-XME for additional information about the XME and the S&P® Metals and Mining Select Industry® Index’s website at https://us.spindices.com/indices/equity/sp-metals-and-mining-select-industry-index for additional information about the Metals and Mining Index. Information from outside sources is not incorporated by reference in, and should not be considered part of, this pricing supplement or the accompanying underlying supplement, prospectus supplement and prospectus.

The SPDR® S&P® Oil & Gas Exploration & Production ETF

The XOP is an exchange-traded fund that seeks to provide investment results that, before fees and expenses, correspond generally to the total return performance of publicly traded equity securities of companies included in the S&P® Oil & Gas Exploration & Production Select Industry® Index (the “Oil & Gas Exploration Index”). The XOP is managed by the SPDR Trust, a registered investment company that consists of numerous separate investment portfolios, including the XOP. The XOP trades on the NYSE Arca under the ticker symbol “XOP.”

Information provided to or filed with the SEC by the SPDR Trust pursuant to the Securities Act and the Investment Company Act can be located by reference to SEC file numbers 333-57793 and 811-08839, respectively, through the SEC’s website at.www.sec.gov.

As of September 30, 2018 the XOP’s ten largest company holdings include: Whiting Petroleum Corporation (2.23%), Oasis Petroleum Inc. (2.17%), Anadarko Petroleum Corporation (2.13%), Murphy Oil Corporation (2.11%), QEP Resources Inc. (2.09%), Apache Corporation (2.09%), Carrizo Oil & Gas Inc. (2.09%), Hess Corporation (2.09%), California Resources Corporation (2.08%) and SM Energy Company (2.08%).

The Oil & Gas Exploration Index represents the oil and gas exploration and production sub-industry portion of the S&P Total Markets IndexTM (the “S&P TMI”). The S&P TMI tracks all the U.S. common stocks listed on the NYSE, AMEX, NASDAQ® National Market and NASDAQ Small Cap exchanges. The Oil & Gas Exploration Index is a modified equal weight index.

See the XOP’s website at https://us.spdrs.com/en/etf/spdr-sp-oil-gas-exploration-production-etf-XOP for additional information about the XOP and the Oil & Gas Exploration Index’s website at https://us.spindices.com/indices/equity/sp-oil-gas-exploration-production-select-industry-index for additional information about the Oil & Gas Exploration Index. Information from outside sources is not incorporated by reference in, and should not be considered part of, this pricing supplement or the accompanying underlying supplement, prospectus supplement and prospectus.

Historical Performance of the Funds

The following graphs set forth daily Closing Prices of the Funds for the period from January 1, 2013 to December 7, 2018. We obtained the Closing Prices below from Bloomberg Professional® Service (“Bloomberg”) without independent verification. The historical performance of a Fund should not be taken as an indication of its future performance, and no assurances can be given as to the price of any Fund at any time during the term of the notes. We cannot give you assurance that the performance of the Funds will result in any positive return on your investment.

SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a brief summary of the material U.S. federal income consequences relating to an investment in the notes.  The following summary is not complete and is both qualified and supplemented by, or in some cases supplements, the discussion entitled “Certain U.S. Federal Income Tax Consequences” beginning on page S-51 of the underlying supplement, which you should carefully review prior to investing in the notes.

The U.S. federal income tax consequences of your investment in the notes are uncertain. No statutory, judicial or administrative authority directly discusses how the notes should be treated for U.S. federal income tax purposes. In the opinion of our tax counsel, Mayer Brown LLP, it would generally be reasonable to treat the notes as prepaid cash-settled derivative contracts. Pursuant to the terms of the notes, you agree to treat the notes in this manner for all U.S. federal income tax purposes. If your notes are so treated, you should generally recognize capital gain or loss upon the sale, exchange, redemption or payment on maturity in an amount equal to the difference between the amount you receive at such time and the amount that you paid for your notes. Such gain or loss should generally be long-term capital gain or loss if you have held your notes for more than one year.

The constructive ownership rules of Section 1260 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) could possibly apply to securities that have a term in excess of one year and reference a “pass-thru entity” (as defined in Section 1260(c)(2) of the Code). Examples of “pass-thru entities” include (but are not limited to) regulated investment companies (e.g., most exchange-traded funds), real estate investment trusts, passive foreign investment companies and partnerships. It is not entirely clear how Section 1260 applies to an ETF that is wholly or partially comprised of “pass-thru entities.” If the securities were subject to Section 1260 of the Code, then, among other consequences, all or a portion of any long-term capital gain that you realize upon the sale, redemption or stated maturity of the securities would be recharacterized as ordinary income (and you would be subject to an interest charge on deferred tax liability with respect to such recharacterized amount) to the extent that such capital gain exceeds the amount of long-term capital gain that you would have realized had you purchased interests in the ETF on the date that you purchased the securities and sold those interests on the date of the sale, redemption or stated maturity of the securities. Accordingly, you should consult your tax advisor about the potential application of Section 1260 of the Code to the securities.

The characterization described above is not binding on the U.S. Internal Revenue Service (the “IRS”) or the courts. Thus, it is possible that the IRS would seek to characterize your notes in a manner that results in tax consequences to you that are different from those described above or in the accompanying underlying supplement. For a more detailed discussion of certain alternative characterizations with respect to your notes and certain other considerations with respect to your investment in the notes, you should consider the discussion set forth in “Certain U.S. Federal Income Tax Consequences” of the underlying supplement. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the notes for U.S. federal income tax or other tax purposes.

Regarding the discussion in the underlying supplement with respect to a dividend equivalent payment made with respect to a U.S. stock or equity-linked debt instrument under the section entitled Tax Consequences to Non-U.S. Holders, the IRS has issued a Notice that excludes financial products issued prior to 2021 that are not “delta-one” with respect to underlying securities that could pay withholdable dividend equivalent payments.  Even if the notes should be treated as equity-linked instruments, since the notes should not be considered to have a delta of 1.0, the notes should be exempt from the withholding tax rules specified for dividend equivalents.

You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of the notes for U.S. federal income tax purposes. You should also consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, the following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereto (the “Canadian Tax Act”) generally applicable at the date hereof to a purchaser who acquires beneficial ownership of a note pursuant to this pricing supplement and who for the purposes of the Canadian Tax Act and at all relevant times: (a) is neither resident nor deemed to be resident in Canada; (b) deals at arm’s length with the Issuer and any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the notes; (c) does not use or hold and is not deemed to use or hold the note in, or in the course of, carrying on a business in Canada; (d) is entitled to receive all payments (including any interest and principal) made on the notes; and (e) is not a, and deals at arm’s length with any, “specified shareholder” of the Issuer for purposes of the thin capitalization rules in the Canadian Tax Act (a “Non-Resident Holder”). A “specified shareholder” for these purposes generally includes a person who (either alone or together with persons with whom that person is not dealing at arm’s length for the purposes of the Canadian Tax Act) owns or has the right to acquire or control or is otherwise deemed to own 25% or more of the Issuer’s shares determined on a votes or fair market value basis. Special rules which apply to non-resident insurers carrying on business in Canada and elsewhere are not discussed in this summary.

This summary is supplemental to and should be read together with the description of material Canadian federal income tax considerations relevant to a Non-Resident Holder owning notes under “Material Income Tax Consequences—Canadian Taxation” in the accompanying prospectus and a Non-Resident Holder should carefully read that description as well.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. Non-Resident Holders are advised to consult with their own tax advisors with respect to their particular circumstances.

Based on Canadian tax counsel’s understanding of the Canada Revenue Agency’s administrative policies, and having regard to the terms of the notes, interest payable on the notes should not be considered to be “participating debt interest” as defined in the Canadian Tax Act and accordingly, a Non-Resident Holder should not be subject to Canadian non-resident withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by the Issuer on a note as, on account of or in lieu of payment of, or in satisfaction of, interest.

Non-Resident Holders should consult their own advisors regarding the consequences to them of a disposition of notes to a person with whom they are not dealing at arm’s length for purposes of the Canadian Tax Act.

SUPPLEMENTAL PLAN OF DISTRIBUTION

Jefferies will purchase the notes from CIBC at the price to public less the underwriting discount set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers, or will offer the notes directly to investors. Jefferies or other registered broker-dealers will offer the notes at the price to public set forth on the cover page of this pricing supplement. Jefferies will receive a commission of $25 (2.50%) per $1,000 principal amount of the notes and may use a portion of that commission to allow selling concessions to other dealers in connection with the distribution of the notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. The total “Underwriting Discount” and “Proceeds to Issuer” specified on the cover hereof reflect the aggregate of the underwriting discounts per note at the time CIBC established any hedge positions prior to the Trade Date.

We will deliver the notes against payment therefor in New York, New York on a date that is more than two Business Days following the Trade Date. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two Business Days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to two Business Days before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.

The Bank may use this pricing supplement in the initial sale of the notes.  In addition, Jefferies may use this pricing supplement in market-making transactions in any notes after their initial sale.  Unless Jefferies or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by Jefferies in a market-making transaction.

While Jefferies may make markets in the notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. See the section titled “Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

The price at which you purchase the notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the notes. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the market value of your notes on the Original Issue Date.

THE BANK’S ESTIMATED VALUE OF THE NOTES

The Bank’s initial estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The Bank’s initial estimated value does not represent a minimum price at which Jefferies or any other person would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the Bank’s initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. For additional information, see “Additional Risk Factors—The Bank’s initial estimated value of the notes was not determined by reference to credit spreads for our conventional fixed-rate debt” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from the Bank’s or a third party hedge provider’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the Bank’s initial estimated value of the notes was determined when the terms of the notes were set based on market conditions and other relevant factors and assumptions existing at that time. See “Additional Risk Factors—The Bank’s initial estimated value does not represent future values of the notes and may differ from others’ estimates” in this pricing supplement.

The Bank’s initial estimated value of the notes is lower than the initial issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the initial issue price of the notes. These costs include the selling commissions paid to the Bank and other affiliated or unaffiliated dealers, the projected profits that our hedge counterparties, which may include our affiliates, expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Additional Risk Factors—The Bank’s initial estimated value of the notes is lower than the initial issue price (price to public) of the notes” in this pricing supplement.

VALIDITY OF THE NOTES

In the opinion of Blake, Cassels & Graydon LLP, as Canadian counsel to the Bank, the issue and sale of the notes has been duly authorized by all necessary corporate action of the Bank in conformity with the indenture, and when the notes have been duly executed, authenticated and issued in accordance with the indenture, the notes will be validly issued and, to the extent validity of the notes is a matter governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, will be valid obligations of the Bank, subject to applicable bankruptcy, insolvency and other laws of general application affecting creditors’ rights, equitable principles, and subject to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada). This opinion is given as of the date hereof and is limited to the laws of the Province of Ontario and the federal laws of Canada applicable therein. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signature, and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the opinion letter of such counsel dated February 27, 2017, which has been filed as Exhibit 5.2 to the Bank’s Registration Statement on Form F-3 filed with the SEC on February 27, 2017.

In the opinion of Mayer Brown LLP, when the notes have been duly completed in accordance with the indenture and issued and sold as contemplated by the Prospectus Supplement and the Prospectus, the notes will constitute valid and binding obligations of the Bank, entitled to the benefits of the indenture, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles. This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated February 27, 2017, which has been filed as Exhibit 5.1 to the Bank’s Registration Statement on Form F-3 filed with the SEC on February 27, 2017.